Filed Pursuant to Rule 433
Registration No.: 333-132363

The CurrencySharesSM Canadian Dollar Trust (the “Trust”) has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer and any offering participant will arrange to send you the prospectus if you request it by calling toll-free 1-800-820-0888.

The Trust does not pay a monthly dividend as described in the following article. Interest earned each month by the Trust on its deposited Canadian Dollars is first used to pay the Trust’s expenses and excess interest, if any, is then distributed to the Trust's shareholders.

The following article was posted on the Investor’s Business Daily website on August 20, 2007. As of that date, it was accessible for free in the internet by visiting: http://www.investors.com/editorial/IBDArticles.asp?artsec=28&artnum=1&issue=20070820

Using Currency ETFs to Do Carry Trades

BY TRANG HO
INVESTOR’S BUSINESS DAILY

Posted 8/20/2007

Fears of a credit crisis in financial markets increased volatility among currencies, especially for the Japanese yen. The yen soared to a 14-month high against the dollar last week.

The jump was mainly seen in currencies directly involved in carry trades. That’s when traders borrow a low-yielding currency like the yen and sell it to buy higher-yielding currencies or assets. The 10-year Japanese government bond currently yield 1.6%.

Foreign currency exchange traded funds, such as Rydex’s CurrencyShares, allow investors to trade without a foreign exchange account. Edward Lopez is Rydex’s director of ETF strategies.

IBD: What caused the yen to shoot up against the U.S., Australian and New Zealand dollars last Thursday? Is it short-term panic? Will there be long-term ramifications?

Lopez: Traders are unwinding their carry trades by covering their short yen positions. This is putting pressure on the antipodean currencies which have been big beneficiaries of the carry trade as traders sought to profit from selling yen and buying high-interest rate currencies like the Australian and New Zealand dollars.

Short term, there’s uncertainty in the markets, which is causing folks to reposition their portfolios to reduce risk.

It’s hard to say if there will be any long-term ramifications for the yen. As things stabilize, investors will seek out ways to play interest rate differentials.

I think the big question right now is whether the uncertainty stemming from the fallout in the U.S. credit markets will lead to a slowdown in global growth.

IBD: How do U.S. credit problems affect the value of the dollar?

Lopez: The U.S. dollar is seen as a safe haven for investors. The current problems have actually helped prop up the dollar. You can see this as U.S. Treasuries have rallied recently, yields have fallen and spreads between the 2- and 10-years have widened.

IBD: How can investors use CurrencyShares to hedge against a weak U.S. dollar?

Lopez: Currencies have historically had a low correlation to stocks, bonds and commodities so CurrencyShares can be used to diversify one’s asset allocation.

Additionally, since the CurrencyShares products pay out a monthly dividend, some investors have used them to diversify their cash positions as other currencies like the Australian dollar and British pound offered higher rates than the U.S. dollar. It should be understood, however, that CurrencyShares effectively equitizes cash and there is the potential for loss of principal as exchange rates fluctuate.

When you hear about the U.S. dollar, you are often hearing about the dollar’s relationship to a trade-weighted basket of currencies: euro, yen, pound, Canadian dollar, Swedish krona and Swiss franc.

The euro has the largest weight, so one easy way to play a weak dollar is to buy CurrencyShares Euro Trust. (FXE) We offer eight currency products representing currencies that account for over 90% of the reported market turnover, so you have the flexibility to create your own baskets or tailor fit your currency exposure to your specific needs.

IBD: How is the value of CurrencyShares for the euro, Canadian dollar, yen, etc. derived?

Lopez: CurrencyShares are priced in U.S. dollars based on the current exchange rate of the underlying currency. Generally, each share represents 100 units of the underlying currency.

Therefore, you can expect each share value to be equivalent to 100 times the spot price of the currency plus accrued interest. Interest is paid in U.S. dollars monthly, and therefore this becomes a perfect match at the beginning of each month. Exceptions are

CurrencyShares Yen, (FXY) where each share represents 10,000 units and CurrencyShares Mexican Peso (FXM) and CurrencyShares Swedish Krona, (FXS) where each share represents 1,000 units of the underlying currency.

IBD: How can you use CurrencyShares to perform carry trades?

Lopez: You could short CurrencyShares Yen and buy the higher-yielding CurrencyShares Australian Dollar or to trade the unwinding of a carry trade as we’ve been seeing, simply go long CurrencyShares Yen for the price appreciation.

The Swiss franc, because of its low interest rate, has also been utilized for carry trades.

©Investor’s Business Daily, Inc. 2000-2007. All Rights Reserved.

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